Filed by Synlogic, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Caldera Therapeutics, Inc.

Filer’s SEC File No.: 001-37566

Date: November 5, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 28, 2026 (the “Merger Agreement”), by and among Synlogic, Inc., a Delaware corporation (“Synlogic”), Sonic Holdco, Inc. (“Parent”), a Delaware corporation formed for the purposes of effecting transactions contemplated by the Merger Agreement, Yellowstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Caldera Merger Sub”), Sonic Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Synlogic Merger Sub”), and Caldera Therapeutics, Inc., a Delaware corporation (“Caldera”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Caldera will be merged with and into Caldera Merger Sub, with Caldera surviving as a wholly owned subsidiary of Parent, and Synlogic will be merged with and into Synlogic Merger Sub, with Synlogic surviving as a wholly owned subsidiary of Parent.

On November 5, 2026, Caldera published the following communication:

Caldera Therapeutics Reports New CLD-423 Phase 1a Data and Expands Immunology and Inflammation Pipeline with Anti IL-17 x TL1A Bispecific Antibody Program

CLD-423 Phase 1a Single- and Multiple-Dose Data Demonstrate Favorable Tolerability and Immunogenicity Profiles and Sustained Target Engagement, Supporting Planned Phase 2 Trials in Ulcerative Colitis and Crohn’s Disease in Early 2027

Exclusive Worldwide License for IL-17 x TL1A Bispecific Antibody Program Expands Pipeline of Novel Investigational Therapies for Immune-Mediated Diseases

CAMBRIDGE, Mass., November 5, 2026 – Caldera Therapeutics, Inc. (Caldera), a privately held clinical-stage biotechnology company developing bispecific antibodies for the treatment of immune-mediated diseases, today announced new data from single- and multiple-dose cohorts of its Phase 1a healthy volunteer trial of CLD-423, an investigational bispecific antibody targeting IL-23p19 and TL1A for the treatment of inflammatory bowel disease (IBD) and other immune-mediated diseases. The results further support CLD-423’s favorable emerging tolerability and immunogenicity profiles, prolonged half-life and rapid and sustained TL1A target engagement following both single and multiple doses. This supports advancement into planned Phase 2 clinical trials in ulcerative colitis (UC) and Crohn’s disease (CD) in early 2027.

In addition, Caldera announced today the expansion of its bispecific antibody pipeline through an exclusive worldwide development and commercialization license agreement with Qyuns Therapeutics Co., Ltd. (HKEX 2509.HK) (Qyuns) for a preclinical-stage bispecific antibody program targeting IL-17 and TL1A, with potential applications across multiple immune-mediated diseases.

“Fueled by strategic dealmaking, relentless execution, and innovative drug development, Caldera continues to take steps toward its mission: redefining the treatment of a broad set of autoimmune diseases,” said Praveen Tipirneni, MD, MBA, Chief Executive Officer of Caldera. “The emerging profile of our lead bispecific antibody CLD-423 strengthens our conviction in the potential of dual IL-23p19 and TL1A inhibition to break through the efficacy ceiling in IBD. With Phase 2 studies planned for 2027 and the addition of our IL-17 x TL1A program, we are advancing two differentiated bispecific assets with the potential to make an impact well beyond IBD.”

CLD-423 Phase 1a Healthy Volunteer Trial

CLD-423 is in a first-in-human, randomized, placebo-controlled Phase 1a trial in 56 healthy subjects that commenced in January 2026. Dosing has been completed and follow-up continues. The trial includes five single ascending dose (SAD) cohorts and two multiple-dose cohorts, with two doses administered four weeks apart, and evaluates intravenous (IV) and subcutaneous (SC) administration. Forty-two subjects received CLD-423 and 14 received placebo.

Caldera previously reported unblinded data from the first four SAD cohorts in July 2026. The new data comes from an interim analysis adding the fifth SAD cohort, both multiple-dose cohorts, and longer-term follow-up. Follow-up duration varies across cohorts, with the longest SAD cohort out to 169 days and the multiple-dose cohorts out to 85 days. The data continue to support trial objectives and CLD-423’s target product profile and support further clinical development of CLD-423 in additional trials in IBD patients.

Safety and Tolerability

As of the interim analysis cutoff date, CLD-423 was generally well tolerated with no dose-limiting toxicities. Most adverse events (AEs) were mild (Grade 1) and deemed unrelated to treatment. The rate of infectious AEs with CLD-423 was low, with the majority being mild (Grade 1) upper respiratory tract infections. All infections were deemed unrelated to CLD-423, with the exception of one self-limited Grade 1 influenza event. No treatment-emergent AEs greater than Grade 2 or deaths were reported. One Grade 2 serious adverse event of stroke in the first SAD cohort was assessed as unrelated to CLD-423 and resolved without sequelae. One participant in the IV multiple-dose cohort discontinued treatment following a Grade 2 infusion-related reaction that did not meet the criteria for anaphylaxis.

Pharmacokinetics (PK)

In this trial, the estimated serum half-life of CLD-423 after IV administration exceeded 40 days over the anticipated therapeutically relevant concentration range. Exposure increased approximately dose proportionally across the IV dose range evaluated, and mean estimated absolute SC bioavailability was approximately 89%. PK findings from the multiple-dose cohorts were consistent with those observed following single-dose administration, including a prolonged half-life. These results support further evaluation of SC maintenance dosing regimens administered once every eight or twelve weeks.

Pharmacodynamics (PD)

CLD-423 demonstrated rapid and sustained TL1A target engagement and functional inhibition of TL1A-mediated signaling. CLD-423 suppressed free TL1A to below the lower limit of quantification within two hours across all evaluated dose levels and routes of administration, with sustained suppression observed following both single and multiple dosing. In the two SAD cohorts evaluated in an ex vivo whole-blood assay, CLD-423 also demonstrated sustained inhibition of TL1A-mediated signaling, consistent with the free TL1A findings.

Immunogenicity

As of the interim analysis cutoff, confirmed treatment-emergent anti-drug antibodies (ADAs) were detected in 8 of 42 CLD-423-treated participants across the single- and multiple-dose cohorts. Titers were borderline or low-to-moderate, and responses were first detected approximately two to three months after initial dosing. No ADAs were observed when CLD-423 concentrations were within the projected therapeutically relevant range. No safety findings attributed to immunogenicity were identified.

CLD-423 Phase 2 IBD Trials

Based on these Phase 1a results, Caldera plans to initiate two Phase 2 clinical trials in 2027: a Phase 2b UC trial and a Phase 2a CD trial. Together, these studies are expected to generate multiple clinical data readouts between late 2027 and end of 2028.

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Phase 2b UC Trial: This global, double-blind, placebo-controlled, dose-ranging trial will evaluate clinical remission at the end of induction as its primary endpoint. Caldera plans to submit an Investigational New Drug (IND) application to the FDA in the fourth quarter of 2026 and anticipates dosing the first patient in early 2027, with induction results expected by the end of 2028.

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Phase 2a CD Trial: This open-label, single-arm clinical proof-of-concept trial will be conducted in China to evaluate safety and preliminary efficacy, with planned primary endpoints of safety and endoscopic response at the end of induction. A Phase 1a healthy volunteer bridging trial is ongoing in preparation for the Phase 2a trial. Caldera anticipates first patient dosing in early 2027, with initial data expected in late 2027.

IL-17 x TL1A Bispecific Antibody Program License

Consistent with Caldera’s strategy to leverage the Company’s scientific, clinical, and business expertise to build a differentiated pipeline of innovative I&I therapies, Caldera recently entered into an exclusive worldwide license agreement with Qyuns for development and commercialization rights to a preclinical-stage bispecific antibody program targeting IL-17 and TL1A. IL-17 is clinically validated by multiple FDA-approved therapies, and TL1A is an emerging target supported by human genetics, disease biology, and positive clinical results in multiple I&I clinical trials. The addition of the IL-17 x TL1A program extends Caldera’s strategy of developing multi-target biologics against therapeutically relevant inflammatory pathways. Caldera plans to disclose additional information about the program in 2027.

Synlogic Merger Agreement and Concurrent Private Placement

As previously announced, Caldera and Synlogic, Inc. (OTC: SYBX) (“Synlogic”) intend to combine in an all-stock transaction with a newly formed company. Upon closing, the combined company plans to operate under the name Caldera Therapeutics, Inc. and intends to apply to trade on the NYSE American under the ticker symbol “CALD.” In support of the proposed transaction, Caldera has secured commitments for an upsized concurrent private placement expected to generate approximately $278 million in gross proceeds from a syndicate of leading healthcare institutional investors and mutual funds. The proposed transaction and concurrent private placement are expected to close in early 2027, subject to the satisfaction of customary closing conditions, including, among others, approval by the stockholders of each company and the effectiveness of the registration statement filed with the U.S. Securities and Exchange Commission (SEC) to register the securities to be issued in connection with the proposed transaction.

About Caldera

Caldera Therapeutics is a clinical-stage biotechnology company developing bispecific antibodies for the treatment of immune-mediated diseases. Caldera’s lead asset, CLD-423, is an investigational bispecific antibody in Phase 1 clinical development for the treatment of inflammatory bowel disease (IBD) and other immune-mediated diseases. CLD-423 is designed to simultaneously inhibit two inflammatory pathways: IL-23p19, which is clinically validated by multiple FDA-approved therapies, and TL1A, which is an emerging target supported by human genetics, disease biology, and positive clinical results in multiple IBD clinical trials. Caldera’s pipeline also includes a preclinical IL-17 x TL1A bispecific antibody program with potential applications across multiple immune-mediated diseases. Caldera has assembled a senior leadership team with deep experience in the discovery and development of therapeutics for immune-mediated diseases, including IBD, and a proven track record of building biotechnology companies.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Caldera and Synlogic, the newly formed company, Sonic Holdco, Inc., has filed with the SEC a registration statement on Form S-4 (File No. 333-298868) (as amended, the “Registration Statement”) that includes a proxy statement and prospectus relating to the proposed transaction, which has not yet been declared effective, and which will constitute a proxy statement of Synlogic and a prospectus of the newly formed company (the “Prospectus”). Synlogic and the newly formed company have filed and may continue to file other documents with the SEC regarding the proposed transaction. These documents are not a substitute for the Registration Statement, the Prospectus or any other document which Synlogic or the newly formed company may file with the SEC or send to stockholders of Synlogic or Caldera in connection with the proposed transaction. The Prospectus will be mailed to Synlogic’s stockholders after the Registration Statement is declared effective.

INVESTORS AND SECURITY HOLDERS OF SYNLOGIC AND CALDERA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING SYNLOGIC, CALDERA, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Prospectus (when available) and other documents filed with the SEC by Synlogic or the newly formed company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Synlogic are available free of charge on Synlogic’s website at www.synlogictx.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to constitute, and shall not constitute, an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe, buy, or sell, any securities of Caldera, Synlogic, or the combined company, or the solicitation of any vote or approval in any jurisdiction for the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Synlogic or Caldera. However, Synlogic and Caldera and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Synlogic may be found in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026, and its Amendment to its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on April 30, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and will be contained in the Prospectus and other relevant materials that may be filed with the SEC.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, statements regarding the expected timing of the closing of the proposed transaction and the concurrent private placement; the ability of the parties to complete the proposed transaction; the competitive position of the combined company; the anticipated proceeds of the concurrent private placement; the expected listing of the combined company’s common stock on the NYSE American; the expected management team and Board of Directors of the combined company; the design, timing, initiation, enrollment, endpoints and anticipated results of Caldera’s current and planned clinical trials and preclinical studies, and the timing of related regulatory submissions and interactions with applicable regulatory authorities; the therapeutic potential of CLD-423 in inflammatory bowel disease and other indications; the potential dosing regimens of CLD-423; the potential of the IL-17 x TL1A bispecific antibody program and the anticipated benefits of the license agreement with Qyuns, including the timing of additional disclosures regarding such program; and Caldera’s clinical development plans, strategy and timelines; as well as any assumptions underlying any of the foregoing. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, risks and uncertainties related to: (i) the ability to obtain the requisite approval from stockholders of Synlogic and Caldera; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities, approval of the combined company’s common stock for listing on the NYSE American; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require either party to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the parties’ ability to retain and hire key personnel, their ability to maintain relationships with customers, suppliers and others with whom they do business, their business generally or their stock price; (vii) risks related to diverting management’s attention from ongoing business operations or the loss of one or more members of the management team; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) the parties’ ability to realize the anticipated benefits of the proposed transaction; (x) the risk that the parties may assume unexpected liabilities and expenses as a result of the proposed transaction; (xi) uncertainties as to Caldera’s anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for commencing clinical trials and announcing data and other clinical results; (xii) the risk that interim, preliminary or topline clinical data may change as additional data become available, and that early clinical results may not be predictive of results in later-stage clinical trials or in patients; (xiii) uncertainties regarding the safety, efficacy, immunogenicity, pharmacokinetic profile and regulatory path of CLD-423, including interactions with and approvals from applicable regulatory authorities; and (xiv) Caldera’s ability to successfully develop the IL-17 x TL1A bispecific antibody program, and its dependence on its license agreements and other arrangements with Qyuns. For information regarding other related risks, see the “Risk Factors” section of the Registration Statement and of Synlogic’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026, as amended on April 30, 2026, Synlogic’s most recent Quarterly Report on Form 10-Q and Synlogic’s other filings with the SEC. Should any of these risks or uncertainties materialize, actual results could differ materially from expectations. These forward-looking statements speak only as of the date hereof. Caldera assumes no obligation to, and does not currently intend to, update any such forward-looking statements except as may be required by law.

Contact

Investors:

Stephanie Ascher

Precision AQ

Stephanie.ascher@precisionaq.com

Media:

Eilyn Segura

Precision AQ

Eilyn.segura@precisionaq.com